UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® to Showcase Seamless Handover between Mobile WiMAX™ and 3G Networks with Intel at Mobile World Congress. Dated February 16th, 2009	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16th, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® to Showcase Seamless Handover between Mobile WiMAX™ and 3G Networks with Intel at Mobile World Congress

Company to demonstrate how networks complement each other with WiMAX-embedded Intel-powered laptops and Alvarion’s 4Motion® solution

Barcelona, February 16, 2009 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced its demonstration with Intel Corporation during Mobile World Congress, February 16-19, 2009, Hall 2, Booth 2C25. The companies will be showcasing seamless handover capabilities between WiMAX and 3G networks at high-data rates and with multiple sessions running simultaneously.

Using the 2.5 GHz frequency band, Alvarion will be showing video streaming, data downloads, and Skype calls via notebooks based on Intel® Centrino® 2 Processor Technology with the Intel WiMAX/WiFi Link 5350, running over Alvarion’s WiMAX Forum Certified™ BreezeMAX® base station, part of company’s end-to-end 4Motion solution. Seamless handover between WiMAX and 3G networks will be demonstrated to enable visitors the experience of transparent and continuous use of these applications, as they move from 3G networks to WiMAX networks and vice versa.

“The capability of seamless handover between WiMAX and 3G is an important milestone in the WiMAX landscape,” said Sriram Viswanathan, vice president of Intel Capital and general manager of WiMAX Program Office. “This solution can manage data capacity overload on 3G networks without compromising the end-user’s experience. Intel’s ongoing collaboration with Alvarion reinforces our commitment to the WiMAX ecosystem.”

“Handover between WiMAX and 3G highlights the ability of WiMAX to serve as an overlay broadband data technology over existing radio technologies,” said Tzvika Friedman, president and CEO of Alvarion. “This means mobile operators can introduce 4G services using WiMAX today to their customers. Furthermore, mobile operators will be able to deploy additional capacity at low cost with a secure path to all-IP applications over WiMAX. This unique demonstration is enabled by mutual hard work and ongoing cooperation with Intel in a strong partnership of several years.”

3G networks provide wide-area coverage at low data service rates, whereas WiMAX networks enable much faster broadband data rates with extended reach. Given that 3G is widely deployed today and is reaching capacity in many areas, WiMAX will be a good complement to offload data capacity from these networks, while providing much better broadband experience.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN™ WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; the inability to compensate for the loss of R&D funding through the reduction in operating expenses, the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion” “4Motion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd.

“OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.